EXHIBIT 99.1

NVIDIA and Nebius Partner to Scale Full-Stack AI Cloud

Deep Engineering Collaboration on AI Factories, Powering Inference and Agentic AI

Enables Nebius to Deploy More Than 5 Gigawatts of NVIDIA Systems by End of 2030

SANTA CLARA, Calif. and AMSTERDAM — March 11, 2026 — NVIDIA and Nebius Group N.V. (NASDAQ: NBIS) today announced a strategic partnership to develop and deploy the next generation of hyperscale cloud for the AI market, from AI natives to enterprises.

NVIDIA will invest $2 billion in Nebius, reflecting NVIDIA’s confidence in Nebius’s business and unique depth of engineering expertise across the full AI technology stack.

To help meet rapidly growing global demand for high-performance compute, the partnership deepens Nebius and NVIDIA’s relationship across the full AI technology stack, from AI factory architecture to production software, enabling Nebius to accelerate the buildout of its industry-leading, full-stack AI cloud platform.

This partnership builds upon Nebius’s ongoing deployment of NVIDIA infrastructure across its global platform, including multiple gigawatt-scale AI factories in the U.S. To enable Nebius to deploy more than 5 gigawatts of capacity by end of 2030, NVIDIA will support Nebius’s early adoption of the latest generation of NVIDIA’s accelerated computing platform.

Under the terms of the partnership, the companies will collaborate on:

●	AI factory design and support: Including access to partner design material, design review processes and acceptance, early samples and system software support, bring-up support, and regular system partner business and technical reviews.
●	Inference: Creating a best-in-class inference and agentic AI stack for developers and enterprises with NVIDIA’s latest software technologies, optimized models and libraries.
●	AI infrastructure deployment: Deploying multiple generations of NVIDIA infrastructure across Nebius’s platform through early adoption of NVIDIA computing architectures, including the NVIDIA Rubin platform, NVIDIA Vera CPUs and NVIDIA BlueField® storage systems.
●	Fleet management: Optimizing Nebius’s holistic fleet health by deploying NVIDIA’s latest GPU health monitoring and software recommendations.

“AI is at another inflection point — agentic AI, driving incredible compute demand and accelerating infrastructure buildout,” said Jensen Huang, founder and CEO of NVIDIA. “Nebius is building an AI cloud designed for the agentic era, fully integrated from silicon to software and powered by NVIDIA’s next-generation accelerated compute. Together, we are scaling the cloud to meet the surging global demand for intelligence.”

“Nebius has been built for AI since day one — not adapted from a general-purpose cloud, but designed for what developers actually need,” said Arkady Volozh, CEO of Nebius. “Now with NVIDIA, we are extending that throughout the stack — from gigawatt-scale AI factories to inference and software — as we build one of the first and largest clouds for all AI builders everywhere.”

About NVIDIA

NVIDIA (NASDAQ: NVDA) is the world leader in AI and accelerated computing.

NVIDIA Forward-Looking Statements

Certain statements in this press release including, but not limited to, statements as to: agentic AI driving incredible compute demand and accelerating infrastructure buildout; Nebius building an AI cloud designed for the agentic era, fully integrated from silicon to software and powered by NVIDIA’s next-generation accelerated compute; NVIDIA and Nebius scaling the cloud to meet the surging global demand for intelligence; the benefits, impact, performance, and availability of NVIDIA’s products, services, and technologies; expectations with respect to NVIDIA’s third party arrangements, including with its collaborators and partners; expectations with respect to technology developments; and other statements that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the “safe harbor” created by those sections based on management’s beliefs and assumptions and on information currently available to management and are subject to risks and uncertainties that could cause results to be materially different than expectations. Important factors that could cause actual results to differ materially include: global economic and political conditions; NVIDIA’s reliance on third parties to manufacture, assemble, package and test NVIDIA’s products; the impact of technological development and competition; development of new products and technologies or enhancements to NVIDIA’s existing product and technologies; market acceptance of NVIDIA’s products or NVIDIA’s partners’ products; design, manufacturing or software defects; changes in consumer preferences or demands; changes in industry standards and interfaces; unexpected loss of performance of NVIDIA’s products or technologies when integrated into systems; NVIDIA’s ability to realize the potential benefits of business investments or acquisitions; and changes in applicable laws and regulations, as well as other factors detailed from time to time in the most recent reports NVIDIA files with the Securities and Exchange Commission, or SEC, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q. Copies of reports filed with the SEC are posted on the company’s website and are available from NVIDIA without charge. These forward-looking statements are not guarantees of future performance and speak only as of the date hereof, and, except as required by law, NVIDIA disclaims any obligation to update these forward-looking statements to reflect future events or circumstances.

© 2026 NVIDIA Corporation. All rights reserved. NVIDIA, the NVIDIA logo and BlueField are trademarks and/or registered trademarks of NVIDIA Corporation in the U.S. and/or other countries. Other company and product names may be trademarks of the respective companies with which they are associated. Features, pricing, availability and specifications are subject to change without notice.

About Nebius

Nebius, the AI cloud company, is building the full-stack platform for developers and companies to take charge of their AI future — from data and model training to production deployment. Founded on deep in-house technological expertise and operating at scale with a rapidly expanding global footprint, Nebius serves startups and enterprises building AI products, agents, and services worldwide. Nebius is listed on Nasdaq (NASDAQ: NBIS) and headquartered in Amsterdam. For more information please visit www.nebius.com

Nebius Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our future financial and business performance, strategy, expected growth, planned investments and capital expenditures, capacity expansion plans, anticipated future financing transactions and expected financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others: market, macroeconomic and geopolitical conditions; our ability to build, operate and manage our businesses to the desired scale; competitive pressures; technological developments; our ability to secure and retain clients; our ability to secure additional capital to enable the growth of the business; unpredictable sales cycles; and potential pricing pressures; as well as those risks and uncertainties related to our continuing businesses included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 30, 2025, which is available on our investor relations website at https://group.nebius.com and on the SEC website at www.sec.gov.

All information in this press release is as of the date hereof (unless stated otherwise). Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date hereof and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

For further information, contact:

Mylene Mangalindan

Corporate Communications

NVIDIA Corporation

press@nvidia.com

Toshiya Hari

Investor Relations

NVIDIA Corporation

toshiyah@nvidia.com

Nebius Contacts

For media: media@nebius.com

For investors: askIR@nebius.com